                                                                    EXHIBIT 99.1

                   TOWER SEMICONDUCTOR ANNOUNCES RECORD SALES
                                  FOR Q2 2006

                          Q206 SALES UP 132% OVER Q205;
        ACHIEVED CAPACITY UTILIZATION GREATER THAN 90%, AND HAS BEGUN THE
                       IMPLEMENTATION OF CAPACITY RAMP-UP

MIGDAL HAEMEK, Israel - July 26, 2006 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, today announced second quarter 2006 results with a sequential record sales to $44.6 million in Q2 2006.
These sales represent an increase of 132% over the $19.2 million reported in the second quarter of 2005, excluding $8 million from a previously announced technology-related agreement, and an increase of 24% over the $35.9 million reported in the first quarter of 2006. The 2006 second quarter loss was $43.6 million, or $0.55 per share, which included depreciation and amortization expenses of $37.6 million, compared to a loss of $47.2 million, or $0.71 per share, in the second quarter of 2005, which included $7.2 million net profit from a previously announced technology-related agreement and depreciation and amortization expenses of $36.6 million.

Tower expects further growth for the third quarter of 2006 and guides sal es of
$49 to $53 million.

"We are pleased to announce a second consecutive quarter of record sales, and continued positive EBITDA growth. Both Fab 1 and Fab 2 realized record shipments in Q2, at an average utilization greater than 90%, with approximately 50 new revenue products and a total customer base of approximately 55. The Fab 2 ramp plan is on track with the first tools in the process of being installed." said
Russell Ellwanger, chief executive officer, Tower Semiconductor. "Although the
State of Israel is facing a challenging situation, Tower continues with business as usual and is well positioned to meet its manufacturing and engineering commitments. We expect further record sales in the third quarter and are encouraged by the outlook for the balance of 2006 and beyond".

Tower will host a conference call to discuss these results on Wednesday, July
26, 2006, at 11:00 a.m. Eastern Daylight Time /6 p.m. Israel time. To participate, please call: 1-866-744-5399 (U.S. toll-free number) or
972-3-918-0609 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally 03-918-0609. The conference call will also be web cast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 2:00 p.m.
Eastern Daylight Time on the day of the call.

As used in this release, the term EBITDA consists of loss, according to GAAP
(Generally Accepted Accounting Principles), excluding interest and financing expenses (net), tax and depreciation and amortization expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

                                   ----------

ABOUT TOWER SEMICONDUCTOR  LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35-micron and can produce up to 16,000 150mm wafers per month. Fab
2 features 0.18-micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month.Tower's website is located at www.towersemi.com.

CONTACT:

    Tower Semiconductor
    Ilanit Vudinsky, +972 4 650 6434
    ilanitvu@towersemi.com

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in
Fab 2, (ii) having sufficient funds to operate the company in the short-term and raising the funds required to implement the current ramp up plan and complete
Fab 2, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations, (iv) operating our facilities at satisfactory utilization rates which is critical in order to cover the high level of fixed costs associated with operating a foundry, (v) our ability to satisfy certain of the covenants stipulated in our amended facility agreement, (vi) the receipt of our banks' approval of the ramp up plan for Fab 2 and the entering into and consummation of a definitive agreement with our banks for the restructuring our debt, (vii) our ability to capitalize on increases in demand for foundry services, (viii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center for a new expansion program, (ix) attracting additional customers, (x) not receiving orders from our wafer partners, customers and technology providers, (xi) failing to maintain and develop our technology processes and services, (xii) competing effectively, (xiii) our large amount of debt and our ability to repay our debt on a timely basis, (xiv)
achieving acceptable device yields, product performance and delivery times, (xv)
the timely development, internal qualification and customer acceptance of new processes and products, (xvi) the receipt of shareholder and other approvals as required under applicable law or otherwise, including in connection with the proposed $100 million investment by Israel Corp., (xvii) business interruption due to terror attacks, including the current effect of the military situation, earthquakes, and other acts of God and (xviii) the entering into and the consummation of investment agreements, including the proposed $100 million investment by Israel Corp.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors"
in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.
Future results may differ materially from those previously reported. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                        JUNE 30,       DECEMBER 31,
                                                                       ---------        ---------
                                                                         2006             2005
                                                                       ---------        ---------
A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                                      $   8,581        $   7,337
        DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS           2,909           31,661
        PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING                     31,479               --
        TRADE ACCOUNTS RECEIVABLE                                         21,626           16,776
        OTHER RECEIVABLES                                                  7,131            9,043
        INVENTORIES                                                       34,401           24,376
        OTHER CURRENT ASSETS                                               1,616            1,048
                                                                       ---------        ---------
           TOTAL CURRENT ASSETS                                          107,743           90,241
                                                                       ---------        ---------

     PROPERTY AND EQUIPMENT, NET                                         460,328          510,645
                                                                       ---------        ---------

     OTHER ASSETS, NET                                                    55,879           77,800
                                                                       =========        =========

              TOTAL ASSETS                                             $ 623,950        $ 678,686
                                                                       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        CURRENT MATURITIES OF LONG-TERM DEBT                           $      --        $  21,103
        CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                       6,204            6,453
        TRADE ACCOUNTS PAYABLE                                            50,410           59,741
        OTHER CURRENT LIABILITIES                                         11,517            8,972
                                                                       ---------        ---------
              TOTAL CURRENT LIABILITIES                                   68,131           96,269

     LONG-TERM DEBT                                                      515,811          497,000

     CONVERTIBLE DEBENTURES                                               53,272           19,358

     LONG-TERM LIABILITY IN RESPECT
         OF CUSTOMERS' ADVANCES                                           52,528           59,621

     OTHER LONG-TERM LIABILITIES                                          10,104           11,012
                                                                       ---------        ---------
              TOTAL LIABILITIES                                          699,846          683,260
                                                                       ---------        ---------

     CONVERTIBLE DEBENTURES                                                   --           25,493
                                                                       ---------        ---------

     SHAREHOLDERS' DEFICIT                                               (75,896)         (30,067)
                                                                       =========        =========

              TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT              $ 623,950        $ 678,686
                                                                       =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                   SIX MONTHS ENDED                THREE MONTHS ENDED
                                                                       JUNE 30,                          JUNE 30,
                                                              --------------------------        --------------------------
                                                                 2006            2005              2006           2005
                                                              ---------        ---------        ---------        ---------

REVENUES

      SALES                                                   $  80,430        $  42,375        $  44,555        $  19,208
      REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT              --            8,000               --            8,000
                                                              ---------        ---------        ---------        ---------
                                                                 80,430           50,375           44,555           27,208

COST OF SALES                                                   126,422          122,468           65,142           61,254
                                                              ---------        ---------        ---------        ---------

        GROSS LOSS                                              (45,992)         (72,093)         (20,587)         (34,046)
                                                              ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                                    6,928            8,649            3,574            3,886
      MARKETING, GENERAL AND ADMINISTRATIVE                      10,798            8,766            5,474            4,238
                                                              ---------        ---------        ---------        ---------

                                                                 17,726           17,415            9,048            8,124
                                                              =========        =========        =========        =========

        OPERATING LOSS                                          (63,718)         (89,508)         (29,635)         (42,170)

FINANCING EXPENSE, NET                                          (25,575)         (15,528)         (14,051)          (7,353)

OTHER INCOME, NET                                                   591            2,476               40            2,283
                                                              ---------        ---------        ---------        ---------

              LOSS FOR THE PERIOD                             $ (88,702)       $(102,560)       $ (43,646)       $ (47,240)
                                                              =========        =========        =========        =========

BASIC LOSS PER ORDINARY SHARE

      Loss per share (*)                                      $   (1.18)       $   (1.56)       $   (0.55)       $   (0.71)
                                                              =========        =========        =========        =========

      WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                        75,313           65,946           78,716           66,190
                                                              =========        =========        =========        =========

(*)  Basic and diluted loss per share in accordance with U.S. GAAP for the six and three months periods ended June 30, 2006 are $1.16 and $0.60, respectively, and are the same as the Isr. GAAP data for the six and three months periods ended June 30, 2005.